SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 04 November 2013

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Standard Form TR-1

Voting rights attached to shares- Article 12(1) of directive 2004/109/EC

Financial instruments - Article 11(3) of the Commission Directive 2007/14/EC

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Bank of Ireland

2. Reason for the notification (please tick the appropriate box or boxes):

    [x] an acquisition or disposal of voting rights

    [ ] an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

    [ ] an event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation: BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached: 24th October 2013

6. Date on which issuer notified: 1st November 2013

7. Threshold(s) that is/are crossed or reached: Holding has gone above 3%

8. Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
IE0030606259	N/A	N/A	N/A	N/A	906,448,446	N/A	3.01%

SUBTOTAL A (based on aggregate voting rights)				906,448,446		3.01%

B) Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

SUBTOTAL B (in relation to all expiration dates)

Total (A+B)	number of voting rights	% of voting rights
906,448,446	906,448,446	3.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BlackRock Investment Management (UK) Limited - 906,448,446 (3.01%)

10.	In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date].

11. Additional information:

Done at Dublin on 4th November 2013
Contact: Helen Nolan, Group Secretary
Telephone: +353 (0) 76 623 4710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 04 November 2013